Filed by Carolina Power & Light Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                               Subject Company:  Carolina Power & Light Company
                                                  Commission File No. 001-03382

On June 13, 2000, William Cavanaugh III, Chairman, President and CEO of Carolina Power & Light Company made the following presentation at the Donaldson, Lufkin & Jenrette Fifth Annual Electric Power Conference in New York City.

Safe Harbor Statement

The matters discussed in this presentation that are not historical facts are forward-looking statements and, accordingly, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Questions and inquiries should be directed to Bob Drennan, Manager of Investor Relations (919) 546-7474 or Karen Ralph, Investor Relations Analyst (919) 546-6931. We invite you to visit our website at www.cplc.com for a variety of information about Carolina Power & Light Company and its businesses.

Slide No. 1
[Photograph of New York City]


                                                     Donalson, Lufkin & Jenrette

                                                           Fifth Annual Electric

                                                                Power Conference

                                                   New York City o June 13, 2000


                             Carolina Power & Light



Comments by
William Cavanaugh III
Chairman, President, & CEO

Slide No. 2


Discussion topics



o Past commitments

o Activities underway

o Post-merger strategy

o Our commitment

Slide No. 3

                         Nuclear system capacity factor

        [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE SLIDE]


Performance (%)

1991-93          58%


1997-99          93%



Industry  #1
Ranking

Slide No. 4




                                O&M per kWh sold

        [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE SLIDE]








1994              1.6 cents/kWh

                  Down 25%

1999              1.2 cents

Slide No. 5


                            1999 Average revenue/kWh

        [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE SLIDE]

             cents/kWh

   Duke         5.5
   CP&L         5.6
   SCANA        5.6
   Dominion     5.8
   FP&L         6.8
   FPC          6.8

Slide No. 6

1997 growth objectives

o    Double end-use customers              [X]

o    Sell 20 percent more MW's             [X]

o    Manage deregulation                   [X]

o    $100 million income from
     non-utility operations                [X]

Slide No. 7
                               Current activities

o    Deregulation status

o    Energy Ventures business unit

o    Subsidiary activities

Slide No. 8
                              Post-merger strategy

Three interrelated areas of focus

  [VENN DIAGRAM REPRESENTING THE FOLLOWING THREE INTERRELATED AREAS OF FOCUS]

Expand Competitive Energy Supply Business

Leverage Customer Base

Develop Fiber Network Business


                             [Graphic appears here]

Slide No. 9
                   Expand competitive energy
                   supply business


Critical success factors

o  Cost leadership

o  Marketing/trading capability

o  Optimum asset mix

o  Integrated fuel strategy

o  Risk management program

Slide No. 10

                             Leverage customer base




Critical success factors


o Good location

o Customer focused operations

o Right regulatory platform

o Value-added services

o Distributed generation option

Slide No. 11

                         Develop fiber network business

Critical success factors

o Target locations

o Customer responsiveness

o Pricing

o Low cost structure

o Reliability

Slide No. 12

                             Fundamental strengths

o 22,000 MW in the Southeast

o $220/KW average embedded cost of generation

o 2.5 million customers plus 50,000/year

o Responsible and reasonable deregulation

Slide No. 13

                                 Our commitment


                   Earnings growth--and a bankable dividend


        [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE SLIDE]




               EPS
               ---

2000          $3.00

2001          $3.30



And beyond    7% to 8% minimum
              [graphic of arrow showing a minimum 7% to 8% increase of EPS appears here]

Slide No. 14


                                     [LOGO]
                                      CP&L
                                      ====

                         Helping your world work. (TM)

In connection with the share exchange between CP&L Energy and Florida Progress, Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone : (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on May 23, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on May 23, 2000.